October 31, 2024

Steven Tholen
Chief Financial Officer
HighPeak Energy, Inc.
421 W. 3rd St., Suite 1000
Fort Worth , Texas 76102

       Re: HighPeak Energy, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed March 6, 2024
           File No. 001-39464
Dear Steven Tholen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation